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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              AMENDMENT NO. 16 TO
                                  SCHEDULE 13D

                   Under The Securities Exchange Act of 1934

                             CAIRN ENERGY USA, INC.
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                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)


                                  127762 10 2
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                                 (CUSIP Number)


                              JAMES B. SMITH, JR.
                            COX & SMITH INCORPORATED
                          112 E. PECAN ST., SUITE 1800
                           SAN ANTONIO, TEXAS  78205
                                 (210) 554-5500
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                      (Name, Address and Telephone Number
                        of Person authorized to Receive
                          Notices and Communications)


                                 JUNE 19, 1995
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this form because of Rule 13d-1(b)(3) or (4), check the following box ____.

Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the reporting person (i) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1 and (ii) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)
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CUSIP No. 127762 10 2
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1.  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
    Persons:

                        Cairn Energy PLC (98-0051921)
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2.  Check the Appropriate Box if a Member of a Group
    (See Instructions) (a)      (b)  X
                          -----    -----

3.  SEC Use Only
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4.  Source of Funds (See Instructions)
                                      ------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

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6.  Citizenship or Place of Organization                Scotland
                                        ----------------------------------------

                                7. Sole Voting Power                  -0-
Number of Shares                                          ----------------------
Beneficially Owned by           8. Shared Voting Power                -0-
Each Reporting Person                                     ----------------------
With:                           9. Sole Dispositive Power             -0-
                                                          ----------------------
                                10. Shared Dispositive Power          -0-
                                                             -------------------

11. Aggregate Amount Beneficially Owned by Each
    Reporting Person                                                  -0-
                                                          ----------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

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13. Percent of Class Represented by Amount in Row (11)             0%
                                                      --------------------------

14. Type of Reporting Person (See Instructions)            CO
                                               ---------------------------------




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This Amendment No. 16 to Schedule 13D statement (the "Amended Statement")
relating to the common stock, par value $0.01 per share (the "Common Stock"), of Cairn Energy USA, Inc., a Delaware corporation (the "Issuer"), is filed as an amendment to the original Schedule 13D of Cairn Energy USA, Inc., a predecessor of the Issuer and formerly a Delaware corporation ("Cairn USA"), and Cairn Energy PLC, a Scottish corporation ("PLC"), and Amendments Nos. 1 through 15 thereto (collectively, the "Statement") and should be read in conjunction therewith. The Statement is amended only to the extent provided herein.

ITEM 1.  SECURITY AND ISSUER

         No material changes.

ITEM 2.  IDENTITY AND BACKGROUND

         No material changes.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         No material changes.

ITEM 4.  PURPOSE OF TRANSACTION

         On June 22, 1995, PLC consummated the sale of 2,623,260 shares of Common Stock at a price to PLC of $9.75 per share, less a one percent (1%) commission paid to Societe Generale Strauss Turnbull Securities Limited. The offer and sale of such shares (the "Public Offering") was effected pursuant to an effective Registration Statement on Form S-3 (Reg. No. 33-59199) under the Securities Act of 1933, as amended (the "Registration Statement").

         After giving effect to the Public Offering, PLC no longer holds any shares of Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a),(b) After giving effect to the Public Offering, PLC no longer owns beneficially any shares of Common Stock.

         (c)     See Item 4.

         (d)     Not applicable.

         (e) PLC ceased to be the beneficial owner of more than five percent of the Common Stock on or about June 19, 1995.





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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER

         No material changes.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None

                                   SIGNATURES

         After reasonable inquiry and to the best of its or his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  July 7, 1995                        CAIRN ENERGY PLC


                                           By: /s/ Hew R. Dundas
                                              ------------------------------
                                                   Hew R. Dundas,
                                                   Company Secretary





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